UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June 2020

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                                                                                                                                                                                                                                            Form 20-F X                                                             Form 40-F  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), WPP plc and its subsidiaries (the “Company”) may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors that may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of major currencies other than the UK pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Company’s Form 20-F for the year ended 31 December 2019, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in the oral or written public statements should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved.

The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	2020 AGM Board Retirements dated 11 June 2020, prepared by WPP plc.

FOR IMMEDIATE RELEASE	11 June 2020

WPP PLC ("WPP")

2020 AGM Board Retirements

WPP announces that Sir John Hood, Daniela Riccardi and Solomon (Sol) Trujillo retired from the Board on 10 June 2020. As confirmed in the Company's Annual Report and Accounts for the year ended 31 December 2019, published on 30 April 2020, Sir John, Daniela and Sol did not stand for re-election at WPP's AGM on 10 June 2020.

WPP would like to thank Sir John, Daniela and Sol for their long service and contribution to WPP.

With effect from 10 June 2020, Jasmine Whitbread has succeeded Sir John Hood as Chair of the Compensation Committee.

Contact:

Chris Wade, WPP +44(0)20 7282 4600

Richard Oldworth, Buchanan Communications +44 (0)7710 130634

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 11 June 2020.	By: ______________________
Balbir Kelly-Bisla
Company Secretary